UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

For  the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ to ____________





                         COMMISSION FILE NUMBER 1-11377




                 CINERGY CORP. NON-UNION EMPLOYEES' 401(k) PLAN
                            (Full title of the plan)






                                  CINERGY CORP.

          (Name of issuer of the securities held pursuant to the plan)





                             139 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202

                    (Address of principal executive offices)

                             CINERGY CORP. NON-UNION
                             EMPLOYEES' 401(k) PLAN

                        FINANCIAL STATEMENTS AND EXHIBITS

                                                                        PAGE NO.

(a)    Financial Statements

       Report of Independent Public Accountants                             3

       Statements of Net Assets Available for Benefits
        as of December 31, 1999 and 1998                                    4

       Statement of Changes in Net Assets Available for Benefits
        for the Year Ended December 31, 1999                                5

       Notes to Financial Statements                                      6-10

       Financial Statement Schedules (As required by the Employee
        Retirement Income Security Act):

             Schedule I - Schedule of Assets Held for Investment
              Purposes - At End of Year December 31, 1999                  11

(b)    Exhibit 23 - Consent of Independent Public Accountants

Report of Independent Public Accountants
----------------------------------------

To the Plan Administrator of the
   Cinergy Corp. Non-Union Employees' 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the CINERGY CORP. NON-UNION EMPLOYEES' 401(k) PLAN as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (Schedule I) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP


Cincinnati, Ohio,
June 26, 2000

                 CINERGY CORP. NON-UNION EMPLOYEES' 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998

                                                         DECEMBER 31,

ASSETS:                                           1999                  1998
                                              ------------          ------------

    Investments at fair value
     (See Notes 4 and 5)                      $351,598,417          $345,174,373

    Employer's contribution receivable           3,447,139             2,216,939
                                              ------------          ------------

         Net assets available for benefits    $355,045,556          $347,391,312
                                              ============          ============





                See accompanying notes to financial statements.

                 CINERGY CORP. NON-UNION EMPLOYEES' 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

ADDITIONS:
 Additions to net assets attributed to:
  Investment income:
      Net depreciation in fair value of investments                $(35,815,938)
        (See Notes 4 and 5)
      Interest and dividends                                         27,004,460
                                                                   -------------
                                                                     (8,811,478)

  Contributions:
   Participant                                                       15,238,473
   Employer                                                           8,717,045
   Rollover                                                             328,379
                                                                   -------------
                                                                     24,283,897
                                                                   -------------
       Total additions                                               15,472,419

DEDUCTIONS:
 Deductions from net assets attributed to:
  Benefits paid to participants                                      15,466,590
                                                                   -------------
       Total deductions                                              15,466,590
                                                                   -------------

Net increase prior to transfers                                           5,829
Interplan transfers                                                   7,648,415
                                                                   -------------
                                                                      7,654,244

Net assets available for benefits:
Beginning of year                                                   347,391,312
                                                                   ------------
End of year                                                        $355,045,556
                                                                   ============




                 See accompanying notes to financial statements.

                 CINERGY CORP. NON-UNION EMPLOYEES' 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

(1)  Plan Description-
     ----------------

          The following description of the Cinergy Corp. Non-Union Employees' 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     (a) General--The Plan is a defined contribution plan covering non-union employees of Cinergy Corp. and subsidiaries (collectively, the Company) who meet minimum age and service requirements. The Plan is administered by the Cinergy Benefits Committee and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The administrative expenses of the Plan are paid by the Company. Further details of the Plan are provided in the Summary Plan Description, which has been distributed to all Plan participants.

          Effective January 1, 1998, the Plan's name was changed from the PSI Energy, Inc. Employees' 401(k) Savings Plan to the Cinergy Corp. Non-Union Employees' 401(k) Plan.

          On January 1, 1999, the assets of the Pro-Energy (a wholly-owned subsidiary of Cinergy Corp.) Retirement and 401(k) Savings Plan were transferred into the Plan. The transfer was in the amount of $4,133,952 and is included in the interplan transfer line item of the Statement of Changes in Net Assets Available for Benefits. All Pro-Energy employees were able to transfer their account balance and invest in the Plan's investment options. All employees of Pro-Energy were automatically eligible to participate in the Plan.

     (b) Contributions--Under the Plan, participants may contribute up to 15% of annual pretax compensation, as defined in the Plan. In addition, a participant may make after-tax contributions to the Plan which, when combined with pretax contributions, may not exceed 15% of base pay. Pretax and after-tax contributions are subject to certain limitations. The pretax and after-tax contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Common Stock Fund.


          The Company matches 60% of the first 5% of base pay contributed by each participant. An additional incentive match of up to 40% of the first 5% of base pay that a participant contributes may be contributed at the discretion of the Company's board of directors. For those employees who do not contribute to the Plan, the Company contributes an incentive match assuming the employee contributed 1% of base pay. All employer contributions are invested by the trustee in the Cinergy Common Stock Fund. The employer contributions must remain in the Cinergy Common Stock Fund until the participant reaches age 50 and are shown in Note 4 as "Non-participant Directed" funds until the participant elects to transfer the funds to another investment option.

     (c) Vesting--Participants are immediately vested in all contributions and earnings thereon.


     (d) Participant Accounts--Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Allocations are based on the participant's account balance or contribution percentage as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


     (e) Payments of Benefits--Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment (including retirement), death, or disability. Distributions are paid in a lump sum for vested benefits of $5,000 or less. Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $5,000. Active participants are also eligible to apply to the Plan administrator for "hardship" withdrawals from their pretax account in accordance with Plan provisions.


     (f) Participant Loans--Subject to certain limitations, participants may apply for loans from their pretax account balances. Interest on the loan is set at the prime rate plus 1/2% at the time of borrowing, and the loans are secured by the balance in the participant's account. Loans are to be repaid within 54 months through regular payroll deductions.


(2)  Significant Accounting Policies-
     -------------------------------


     (a) Basis of Accounting--The financial statements of the Plan are prepared on an accrual basis.


     (b) Investment Valuation and Income Recognition--Investments of the Plan are stated at fair value. Shares of registered investment companies are valued at quoted redemption prices which represent the net asset value of shares held by the Plan at year-end. Company common stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.


          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Transfers of assets between the Plan, the Cinergy Corp. Union Employees' 401(k) Plan, and the Cinergy Corp. Union Employees' Savings Incentive Plan occur as a result of a change in employee status between the union classification and the exempt and non-exempt classification. Such transfers are reflected as interplan transfers in the statement of changes in net assets available for benefits.

          A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.

     (c) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


     (d)  Payments of Benefits--Benefits are recorded when paid.



(3)  Accounting Change-
     -----------------

     The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

(4)  Non-participant-Directed Investments-
     ------------------------------------

     Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

                                                DECEMBER 31,
                                      --------------------------------
                                             1999          1998
                                      --------------------------------
           Net assets:

            Cinergy common stock      $65,167,138          $77,893,284
                                      ===========          ===========









                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                                1999

       Changes in net assets:
        Contributions                                        $8,717,045
        Dividends                                             4,210,866
        Net appreciation                                    (23,432,880)
        Benefits paid to participants                        (1,897,177)
        Transfers to participant-directed investments        (1,132,918)
        Inter plan transfers                                    808,918
                                                           ------------
                                                           $(12,726,146)
                                                           ============

(5)  Investments-
     -----------

     The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 1999 and 1998 are as follows:

                                                     1999              1998
                                                -------------     -------------
           Fidelity Magellan Fund               $ 103,662,406     $  77,490,613
           Fidelity Equity-Income Fund             69,888,596        72,474,825
           Cinergy Corp. Common Stock             122,514,535       153,384,769


     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $35,815,938 as follows:

           Mutual funds                                    $ 12,004,504
           Common stock                                     (47,820,442)
                                                           ------------
                                                           $(35,815,938)
                                                           ============

(6)  Federal Income Tax Status-
     -------------------------

     The Internal Revenue Service has determined and informed the Plan by letter dated November 14, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's legal counsel believe the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

(7)  Reconciliation of Financial Statements to Form 5500-
     ---------------------------------------------------

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                           December 31,
                                                  ------------------------------
                                                      1999              1998
                                                  ------------     -------------
          Net assets per financial statements     $355,045,556     $347,391,312
          Amounts allocated to withdrawing
           participants                                (89,628)         (76,045)
                                                  ------------     ------------
          Net assets per Form 5500                $354,955,928     $347,315,267
                                                  ============     ============


     The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                              Year Ended
                                                             December 31,
                                                                 1999
                                                             ------------

          Benefits paid to participants per the
           financial statements                              $15,466,590
          Add:  Amounts allocated to withdrawing
                participants at December 31, 1999                 89,628
          Less:  Amounts allocated to withdrawing
                 participants at December 31, 1998               (76,045)
                                                             -----------
          Benefits paid to participants per Form 5500        $15,480,173
                                                             ===========


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(8)  Plan Termination-
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(9)  Related Party Transactions-
     --------------------------

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. The Cinergy Corp. Common Stock Fund holds common stock of the plan administrator as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Finally, the Participant Loan Fund holds loans from participants in the Plan and therefore, these transactions qualify as party-in-interest transactions.

                                                                                                                          SCHEDULE I
                 Cinergy Corp. Non-Union Employees' 401(k) Plan
                                 EIN: 35-0594457
                                Plan Number: 102

          Schedule 4i--Schedule of Assets Held for Investment Purposes

                        At End of Year December 31, 1999

Identity of Issuer, Borrower,        Description of Investment, Including Maturity Date,                                   Current
  Lessor, or Similar Party         Rate of Interest, Collateral, and Par or Maturity Value             Cost                 Value
----------------------------       -------------------------------------------------------         ------------         ------------

* Cinergy Corp.                    Common Stock                                                    $153,858,794         $122,514,535
* Fidelity Investments             Magellan Fund                                                     73,212,902          103,662,406
* Fidelity Investments             Equity-Income Fund                                                64,402,799           69,888,596
* Fidelity Investments             U.S. Bond Index Fund                                               7,139,302            6,766,878
* Fidelity Investments             Diversified International Stock Fund                               4,173,548            5,819,492
* Fidelity Investments             Low-Priced Stock Fund                                              5,608,825            5,267,087
* Fidelity Investments             Freedom Income Fund                                                  382,479              389,194
* Fidelity Investments             Freedom 2000 Fund                                                  2,328,804            2,464,529
* Fidelity Investments             Freedom 2010 Fund                                                  1,865,810            2,110,757
* Fidelity Investments             Freedom 2020 Fund                                                  1,472,542            1,679,303
* Fidelity Investments             Freedom 2030 Fund                                                    932,575            1,094,824
* Fidelity Investments             Blue Chip Fund                                                     3,865,025            4,350,669
* Fidelity Investments             Spartan U.S. Equity Index Fund                                     1,931,383            2,081,713
  Franklin                         Small Cap Growth Fund                                                945,031            1,259,931
* Fidelity Investments             Retirement Money Market Fund                                      15,678,293           15,678,293
* Various plan participants        Participant loans (interest rates ranging from 6.50-9.50%)         6,570,210            6,570,210
                                                                                                   ------------         ------------
          Total assets held for investment purposes                                                $344,368,322         $351,598,417
                                                                                                   ============         ============

* Denotes a party-in-interest



                 See accompanying notes to financial statements.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                       CINERGY CORP. NON-UNION EMPLOYEES'
                                   401(K) PLAN
                                   -----------


                              By /s/ DARLENE HUGHES
                                 --------------
                                 Darlene Hughes
                               Plan Administrator



June 26, 2000

                                                                      EXHIBIT 23

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




     As independent public accountants, we hereby consent to the incorporation by reference of our report, dated June 26, 2000 Report on Form 11-K for the year ended December 31, 1999 of the Cinergy Corp. Non-Union Employees' 401(k) Plan, into Cinergy Corp.'s previously filed Registration Statement File No. 33-56067.


                                                             ARTHUR ANDERSEN LLP


Cincinnati, Ohio
June 26, 2000